SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2004

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
NEWS RELEASE

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	June 23, 2004
Shaw Communications Inc.

By:	/s/ R.D. Rogers
R.D. Rogers Sr. V.P., Chief Financial Officer Shaw Communications Inc.

NEWS RELEASE

SHAW HIGH-SPEED INTERNET RULES THE WEST

Company tops the one million customer mark on June 14, 2004

(Calgary, Alberta) June 21, 2004 — When the Beckley family of Chestermere, Alberta ordered Shaw High-Speed Internet on June 14, they simply thought they were placing a straightforward service request to Shaw Cablesystems. Little did they know that they were the customers that would put Shaw at the one million mark of Internet customers.

“Internet access is a competitive business.” said Peter Bissonnette, President of Shaw Communications. “There are a range of choices for customers, and in our markets, more than one million of them have chosen Shaw. We believe speed, reliability and service have been the strengths that have helped us achieve this significant milestone.”

Shaw launched its High-Speed Internet service on November 12, 1996 in Calgary. Since its launch, Shaw has consistently been the leader in Western Canada in terms of growth, availability and technology deployment.

To congratulate the Beckley family as the millionth Internet customer, they will be awarded a trip for 4 anywhere in North America (including flight, hotel and spending money). In addition, Shaw will draw for another North America trip giveaway from its existing Internet customer base. Shaw is giving back to each of its communities through the donation of one million minutes of Internet service (approximately two years) to a local charity or community group, as chosen by the employees of Shaw in each community.

“Reaching this customer milestone is a reaffirmation of the loyal customers we’re fortunate to have, in both our cable and Internet businesses,” said Bissonnette. “We put our customers at the centre of our business, in all parts of our operations. We’ve also aggressively deployed High-Speed into smaller communities that previously did not have access to broadband technologies.”

Shaw offers three levels of Internet service: Shaw High-Speed Internet, Shaw High-Speed Lite Internet service, and the new Shaw High-Speed Xtreme-I service, which features download speeds of up to 5 MB per second. Bissonnette added that features such as always-on connectivity to the Internet, the delivery of local content, and new value-added services such as Shaw E-Mail Filter have helped propel the company towards the one million mark.

Shaw Communications Inc. is a diversified Canadian communications company whose core business is providing broadband cable television, Internet and satellite direct-to-home (“DTH”) services to approximately 2.9 million customers. Shaw is traded on the Toronto and New York stock exchanges (Symbol: TSX – SJR.B, NYSE – SJR).

For further information, please contact:
Peter Bissonnette
President
Shaw Communications Inc.
403-750-4500